Mail Stop 3561

June 6, 2008

William D. Meadowcroft
Chief Financial Officer
Nautilus, Inc.
16400 S.E. Nautilus Drive
Vancouver, Washington 98683

> **Re:** **Nautilus, Inc.**
> **File No. 001-31321**
> **Form 10-K: For the Fiscal Year Ended December 31, 2007**
> **Form 10-Q: For the Quarterly Period Ended March 31, 2008**
> **Form 8-K dated April 18, 2008**

Dear Mr. Meadowcroft:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2007

Item 1. Business

Recent Developments, page 1

1. We note that you have initiated and/or completed several restructuring activities during fiscal years 2007 and 2008. For example, during 2007 you completed a broad-based workforce reduction involving 140 positions or 9% of your company's employment base, you closed your Australian direct sales operation during fiscal year 2008, you

consolidated call centers in North America resulting in the anticipated second quarter 2008 closure of your Winnipeg call center, and you announced the April 2008 closure of your large distribution center in Bolinbrook, Illinois. Furthermore, we note that you have initiated a global evaluation of your manufacturing and distribution infrastructure, which could presumably result in the initiation of additional restructuring activities. To the extent that your previously initiated restructuring activities or your future restructuring activities have resulted in or will result in the recognition of material charges, please revise your future filings to include the disclosures required by paragraph 20 of SFAS No. 146.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

5. Goodwill, page 48

2. We note that your entire goodwill balance (excluding the portion that has been allocated to "Assets of discontinued operations") is allocated to your "Fitness Equipment Business" segment. In this regard, we note that your "Fitness Equipment Business" segment experienced a significant decline in the amount of revenue and gross margin recognized during fiscal year 2007 – contributing to the significant loss recognized by your company for fiscal year 2007. In addition, we note that your balance sheet for the periods ended December 31, 2007 and March 31, 2008 includes approximately $17.5 million of indefinite life trademarks. Based upon your Form 10-Q for the quarterly period ended March 31, 2008, it appears that your "Fitness Equipment Business" segment's revenue and gross profit, as well as your consolidated net income, have not recovered to historical levels as of that quarter. Furthermore, it appears that the net asset value of your company on a consolidated basis (per your balance sheets) may have exceeded your market capitalization as of December 31, 2007 and March 31, 2008.

    Given that the aforementioned factors could be indicators of impairment to your goodwill and/or indefinite life intangible assets, please tell us i) the results of your most recent annual impairment analyses, ii) the methodology used to test for impairment, and iii) whether your analyses were updated as of the quarter ended March 31, 2008. We note from the disclosure of your critical accounting policies that judgments regarding the existence of impairment are based upon anticipated cash flows, market conditions, regulatory considerations, and other factors. To the extent that your goodwill impairment analysis was prepared based upon anticipated cash flows, please describe the methodology used to allocate operating expenses to your "Fitness Equipment Business" segment – particularly since operating expenses are not allocated for purposes of segment reporting. In addition, provide us with a detailed discussion of a) your assumptions regarding the future revenue and gross margin expected to be recognized by both your "Fitness Equipment Business" segment and your consolidated company and b) how your assumptions impacted your goodwill and intangible asset impairment analyses. Finally, tell us what consideration was given to your market capitalization as of December 31, 2007 and March 31, 2008, when performing your analyses.

14. Commitments and Contingencies

Legal Matters, page 59

3. We note that on April 26, 2007, you settled a series of pending lawsuits with ICON Health & Fitness, Inc. ("ICON"). Per your disclosure, your company was granted the use of certain intellectual property for product development and enhancement, in connection with the aforementioned settlement. We note that you have valued the use of such intellectual property at $18.3 million, and you have recorded that amount as both an asset on your balance sheet and a reduction to operating expenses for the period ended December 31, 2007. Please tell us why you believe the right to the use certain patents and technologies of ICON should be capitalized on your balance sheet, citing any accounting literature that you have relied upon to reach your conclusion. In addition, tell us how you have determined the value that should be ascribed to the use of ICON's patents and technologies. Furthermore, tell us whether ICON was paid any consideration in prior periods, or will be paid any consideration in future periods, for the use of the patents and technologies.

15. Supplementary Information – Quarterly Results of Operations (unaudited), page 60

4. We note that during the fiscal year ended December 31, 2007, you recognized various unusual or infrequently occurring items that materially impacted the comparability of the information presented in your table of selected quarterly financial data. For example, you recognized i) $19.4 million of costs associated with the termination of the "Land America Agreements," ii) $16.9 million of non-cash charges to costs of goods sold, which are associated with warranty and inventory reserves related to two products that have experienced significant quality issues, iii) $4.8 million of incremental bad debt expense, which relates to a customer who filed for bankruptcy, and iv) a reduction to operating expenses of $18.3 million, which is related to a settlement with ICON Health & Fitness, Inc. In this regard, please describe all material unusual or infrequently occurring items recognized during your two most recent fiscal years and the impact of these items on the selected quarterly financial data presented in your table. Refer to the requirements of Item 302(a)(3) of Regulation S-K. Similarly, please briefly describe or cross-reference to factors that materially affect the comparability of the information presented in the table provided in "Item 6. Selected Financial Data" of your Form 10-K. Refer to the requirements of Instruction 3 to Item 301 of Regulation S-K.

Item 9A. Controls and Procedures

Management Report On Internal Control Over Financial Reporting

Disclosure Controls and Procedures, page 60

5. We note that you concluded that your company did not maintain effective internal control over financial reporting as of December 31, 2007 due to the deficiency in your controls around the review of significant non-routine transactions and the review of significant management estimates and reserves. We note that this deficiency in your controls resulted in audit adjustments to your 2007 consolidated financial statements. Given the identified "material weakness" in your controls over financial reporting, please tell us how your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of December 31, 2007.

    Please note that a company can conclude disclosure controls are effective even if there is a material weakness in internal controls if: (i) the disclosure control is a control that is not in the overlap between disclosure controls and internal controls; or (ii) a registrant has effectively put in other procedures that work around this problem for disclosure control purposes. However, in situations where this exist, the annual report should contain specific disclosure addressing this matter including why the company believes disclosure controls are effective when internal controls are not effective. Please advise and revise accordingly in future filings.

Form 10-Q: For the Quarterly Period Ended March 31, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements

Note 6 – Accrued Liabilities, page 11

6. From disclosure in your annual report, we note that your warranty reserve liabilities significantly increased in fiscal 2007 related to severe quality issues and costs related to replacing and maintaining specific products. Note 1 in the annual report also included the appropriate product warranty reserve activity in reconciliation form for the reporting periods. As the guidance in paragraph 14 of FIN 45 provides that a tabular reconciliation of the changes in the guarantors aggregate product warranty liability should be presented for the reporting period and paragraph 2 of FIN 45 states that this Interpretation applies to both interim and annual financial statements, please expand your disclosure to also provide this similar tabular reconciliation of the product warranty reserve activity in your interim (quarterly) periodic reports. In this regard, as the reporting period in the Form 10-Q interim reports covers both the quarterly and year-to-date interim period, please include separate tabular reconciliations for both of

these time periods being reported upon, with appropriate disclosure of any material activity impacting the reserve account during those periods.

Form 8- K dated April 18, 2008

7. We noted that you consummated the disposition of DashAmerica, Inc. D/B/A Pearl Izumi USA, Inc ("Pearl Izumi") for total consideration received of $69.4 million. In this regard, you state the receipt of $65.3 million in cash and the assumption of $4.1 million in long-term debt on this sale. As the total consideration received exceeded 10% of your total assets of approximately $390 million as of the most recently completed fiscal year end of December 31, 2008, please furnish pro forma statements in an amended Form 8-K giving effect to this disposition in accordance with the guidance in Item 9.01(b)(1) of Form 8-K and Rule 11-01(b)(2) of Regulation S-X, accordingly. As the proceeds received were used to pay off amounts then outstanding under your Loan Agreement, the pro forma statements should also give effect to the impact of paying off this debt as well as an adjustment for the assumption of the long-term debt by the buyer.   In addition, the notes to the statements should detail in a schedule the total consideration received, the assets and liabilities disposed in the sale, and the gain (loss) on the transaction.   Please revise accordingly.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant